SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                                 033-78252

                                                                CUSIP NUMBER
                                                                 33831M10 7

[] Form 10-K  [ ] Form 20-F   [ ]  Form 11-K    [ x ] Form 10-Q     Form N-SAR

         For Period Ended: September 30, 2002

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   FIVE STAR PRODUCTS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
                                           77 Westchester Avenue, Fourth Floor

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant attempted to file its report on Form 10-Q for the third quarter ended September 30, 2005 on a timely basis but encountered technical difficulties in logging onto the SEC Edgar server.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Andrea D. Kantor           914                       249-9716
      ----------------------    -------------        ----------------------
              Name               Area Code                Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ x ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

Results of Operations

Five Star Products, Inc. ("the Company") had losses before income taxes of $1,191,000 for the three months ended September 30, 2005, as compared to income before income taxes of $211,000 for the three months ended September 30, 2004. The decrease in income before income taxes for the three months ended September 30, 2005 was primarily the result of decreased gross margin, as well as increased interest expense and management fees charged by NPDC.

The Company had losses before income taxes of $436,000 for the nine months ended September 30, 2005, as compared to income before income taxes of $1,085,000 for the nine months ended September 30, 2004. The decrease in income before income taxes for the nine months ended September 30, 2005 was primarily a result of decreased gross margin, increased interest expense, delivery expense and management fees charged by NPDC.

The Company had sales of $26,899,000 and $84,717,000 for the three months and nine months ended September 30, 2005, respectively, as compared to sales of $26,678,000 and $80,971,000 for the three months and nine months ended September 30, 2004, respectively. The increase in sales for the three months ended September 30, 2005 was a result of rising prices due to increased raw material costs for certain of the Company's vendors. The increase in sales for the nine months ended September 30, 2005 was a result of increased sales volume generated from the Company's annual trade shows; as well as rising prices due to increased raw material costs for certain of the Company's vendors.

The following table presents the consolidated results of their operations of the Company for the three months and nine months ended September 30, 2005 and 2004:

                    FIVE STAR PRODUCTS, INC. AND SUBSIDIARIES
    CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                   (Unaudited)
                      (in thousands, except per share data)

                                                      Three Months Ended                Nine Months Ended
                                                        September 30,                      September 30,
                                                       2005            2004               2005           2004
                                                       ----            ----               ----           ----

Sales                                                $ 26,899        $ 26,678           $ 84,717       $ 80,971
Cost of goods sold                                     23,470          21,934             71,280         66,818
                                                     --------        --------           --------        -------
Gross margin                                            3,429           4,744             13,437         14,153

 Selling, general and
    administrative expenses                            (4,201)         (4,314)           (12,648)       (12,336)
                                                    ----------         -------        -----------       --------

Operating income (loss)                                  (772)            430                789          1,817

Other income (loss)                                        (6)             68                 20             34

Interest expense                                         (413)           (287)            (1,245)          (766)
                                                    ----------      ----------       ------------     ----------

Income (loss) before income taxes                      (1,191)            211               (436)         1,085

Income tax (expense) benefit                              500             (85)               183           (456)
                                                  -----------        ---------        ----------      ----------

Net income (loss)                                 $      (691)      $     126        $      (253)     $     629
                                                  ============      =========        ============     =========

Other comprehensive income (loss) net of tax:
Change in value of cash flow hedge                        156            (231)               247            122
Tax benefit (expense)                                     (65)             97               (103)           (51)
                                                  ------------      ---------       -------------    -----------

Comprehensive income (loss)                        $     (600)        $    (8)        $     (109)      $    558
                                                   =============      ========        ============     ========

Net income (loss) per share
 Basic and diluted                                $     (.05)      $     .01         $     (.02)     $     .04
                                                  ===========      =========         ===========     =========


                            FIVE STAR PRODUCTS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 15, 2005              BY:
                                              ----------------------------------
                                                 Greg Golkov
                                                 Chief Financial Officer